APPLIED NEUROSOLUTIONS, INC.
50 Lakeview Parkway, Suite 111
Vernon Hills, IL 60061

November 17, 2006

BY FAX (202-772-9217) AND ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Esq.

Re:	Applied NeuroSolutions, Inc.
Post-Effective Amendment No. 3
To Registration Statement on Form SB-2, File No.: 333-113821

Dear Mr. Riedler:

Applied NeuroSolutions, Inc. hereby requests acceleration of the effective time of the above-referenced Post-Effective Amendment No. 3 to the Registration Statement to 10:00 AM on November 21, 2006 or as soon thereafter as is possible.

Respectfully submitted,

APPLIED NEUROSOLUTIONS, INC.

By: /s/ David Ellison
David Ellison
Chief Financial Officer